82-4540

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»

11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 091-14/7442

Date June 15, 2006

The U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.


06014534

Attention: Division of Corporation Finance

Subject: Uralsvyazinform
information on corporate actions dd. June 8, 2006 – June 9, 2006

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. June 8, 2006 – June 9, 2006.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:
1. Information on corporate actions dd. June 8, 2006
2. Information on corporate actions dd. June 9, 2006

dw 6/21


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

June 8, 2006

Change of Uralsvyazinform share in Charter Capital of the Closed Joint-Stock Company "Tsentr vnedreniya spetsializirovannykh sistem".

Location of the company: **454000, 161 Kirov Str., Chelyabinsk, Russia.**

Uralsvyazinform share in the Charter Capital of the Company before the change: **100% of the Charter Capital; 100% of the common stock.**

Uralsvyazinform share in the Charter Capital of the Company after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform share in the Charter Capital of the Company: **June 8, 2006.**


SEC MAIL
RECEIVED
PROCESSING
JUN 1 9 2006
WASH. D.C.
199
SECTION

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 9, 2006

On June 9, 2006 Uralsvyazinform was notified that the bond issue of 07 series was admitted on MICEX.

On June 9, 2006 Uralsvyazinform obtained a notification that the bond issue of 07 series was admitted to trading on Moscow Interbank Currency Exchange (MICEX).

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody.

Bond issue state registration number: 4-10-00175-A .
Date of the state registration: November 3, 2005.

The list designation: non-listed securities (admitted without listing procedure).

The start date of trading: June 6, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru